Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company (as the limited partner) and China Life Properties (as the general partner) intend to enter into the Partnership Agreement on or before 20 December 2017 for the Formation of the Partnership. The total capital amount of the Partnership shall be RMB4,160,100,000, of which RMB4,160,000,000 shall be contributed by the Company and RMB100,000 shall be contributed by China Life Properties. China Life Properties intends to appoint China Life Capital as the manager of the Partnership. The capital raised by the Partnership will be used to acquire 21.4% equity interest in the Target Company from Hollyfield, through which the Partnership will obtain 49.5% interest in the Target Assets held by the Target Company.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC, and therefore a connected person of the Company. As such, the Formation of the Partnership constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Formation of the Partnership are more than 0.1% but less than 5%, the Formation of the Partnership is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the Acquisition made by the Company through the Partnership are less than 5%, the Acquisition does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

BACKGROUND

The Board announces that the Company (as the limited partner) and China Life Properties (as the general partner) intend to enter into the Partnership Agreement on or before 20 December 2017 for the Formation of the Partnership. The total capital amount of the Partnership shall be RMB4,160,100,000, of which RMB4,160,000,000 shall be contributed by the Company and RMB100,000 shall be contributed by China Life Properties. China Life Properties intends to appoint China Life Capital as the manager of the Partnership. The capital raised by the Partnership will be used to acquire 21.4% equity interest in the Target Company from Hollyfield, through which the Partnership will obtain 49.5% interest in the Target Assets held by the Target Company.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General partner and managing partner: China Life Properties

•	Limited partner: the Company

Investment Targets and Purpose of the Partnership

The Partnership will obtain 49.5% interest in the Target Assets held by the Target Company through the acquisition of 21.4% equity interest in the Target Company. The purpose of the Partnership is to seek investment returns for the partners of the Partnership by way of obtaining, holding and disposing of 49.5% interest in the Target Assets.

Term of the Partnership

The Partnership shall have a term of 20 years.

Capital Contribution and Payment

The total capital amount of the Partnership shall be RMB4,160,100,000, of which RMB4,160,000,000 shall be contributed by the Company and RMB100,000 shall be contributed by China Life Properties. The Company shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the general partner for payment of the capital contribution. The general partner shall deliver the demand note for payment of the capital contribution at least three working days prior to the payment due date set forth in such demand note.

The above capital contribution to be made by the Company will be funded by its internal resources.

Management of the Partnership

China Life Properties, the general partner, shall serve as the managing partner, who shall be responsible for the executive functions and investment operations of the Partnership. The general partner intends to appoint China Life Capital as the manager of the Partnership to provide day-to-day operation and investment management services to the Partnership. The Partnership shall pay a management fee to the manager every year with respect to the services provided by the manager. The management fee shall be 0.3% of the paid-in capital of the limited partner at the beginning of each year (or at the time when the payment for the first instalment of the capital contribution is made by the limited partner), which shall be payable by the limited partner within 10 days after the commencement of each year.

Profit Distribution and Loss Sharing

Profit Distribution

The funds of the Partnership from its investment project available for distribution shall be distributed in the following order:

(a)	the funds shall be distributed to the limited partner, until the limited partner has recovered its payment for all instalments of its capital contribution;

(b)	the balance (if any) shall be distributed to the limited partner, until the limited partner has obtained the preferred returns calculated at an internal rate of return of 8% per annum based on the distribution amount under item (a) above;

(c)	the balance (if any) shall be distributed to the general partner, until the amount distributed to the general partner represents 20% of the amount calculated as follows: the preferred returns obtained by the limited partner under item (b) above divided by 80%;

(d)	any balance shall be distributed between the limited partner and the general partner at the ratio of 80:20.

Loss Sharing

Any debts of the Partnership shall be shared by all the partners in proportion to their respective capital contributions, provided, however, that the limited partner shall be liable for the debts of the Partnership up to the amount of its capital contribution, and the general partner shall bear unlimited joint and several liability for the debts of the Partnership.

INFORMATION ABOUT THE ACQUISITION

The capital raised by the Partnership will be used to acquire 21.4% equity interest in the Target Company from Hollyfield. The Target Company holds the Target Assets and the Non-target Assets of the Rui Hong Xin Cheng Project. The Rui Hong Xin Cheng Project is an integrated community located at Hongkou District, Shanghai, comprising retail space, entertainment space, hotels, office towers and residential properties. The Target Assets include one project under construction – Lot 10 (which will be developed into an office and commercial complex, with above-ground gross floor area of over 280,000 square meters), and three commercial properties (with a total gross floor area of over 110,000 square meters) – Lot 3 shopping mall (Hall of the Moon), Lot 6 shopping mall (Hall of the Stars) and phase II shopping mall, within the territory of the Rui Hong Xin Cheng Project.

The Target Company shall divide the rights and obligations between the Target Assets and the Non- target Assets, and separate the operation and management and the financial accounts of the Target Assets from those of the Non-target Assets. Despite its 21.4% equity interest in the Target Company upon completion of the Acquisition, the Partnership shall only enjoy the rights and assume the obligations with respect to the 49.5% interest in the Target Assets, and shall not enjoy any rights and assume any obligations with respect to the Non-target Assets.

The consideration of the Acquisition shall equal to the total net assets of the Target Assets at the close of business on the completion date of the Acquisition multiplied by 49.5%. Based on the estimated management financial statements of the Target Assets for the year ending 31 December 2017, the consideration of the Acquisition is estimated to be RMB3,869 million, and shall be adjusted based on the financial data of the Target Assets in the audited financial statements as at the completion date of the Acquisition.

On or before 20 December 2017, the Partnership, Hollyfield, the Target Company and other parties will enter into a series of agreements in respect of the Acquisition and the operation and management of the Target Company following the completion of the Acquisition, setting out the terms and conditions of the Acquisition, the corporate governance and operation of the Target Company following the completion of the Acquisition, as well as the division of interests and management between the Target Assets and the Non-target Assets, etc.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Target Assets are located at the center of Hongkou District, Shanghai, which is a high-quality integrated residential community rarely found in the inner ring of Shanghai. Through the investment of the Target Assets by the Partnership, the Company can further increase its allocation of insurance funds to the high-quality areas in core cities and take full advantage of the cycle of appreciation of core assets, with a view to seeking high investment income. China Life Capital is a platform for the professional investment management funds involving physical assets, whereas China Life Properties is a general partner platform of China Life Capital. The active management by China Life Capital can improve the post-investment management of the Target Assets, so as to preserve and increase the value of the Target Assets and bring substantial investment returns to the Company.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Yang Mingsheng, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Transaction, they have abstained from voting on the Board resolution to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include market risk and governance risk of the Target Company, the details of which are as follows:

•	Market risk: the development of e-commerce poses a challenge to the future operation of commercial properties under the Target Assets. Hongkou District is an area in Shanghai where the density of population is most concentrated but the number of large-scale commercial properties is limited, which reduces the market risk of the Transaction to a certain extent.

•	Governance risk of the Target Company: assets of the Target Company are divided into the Target Assets and the Non-target Assets. The Target Assets may be affected by the Non-target Assets. The Partnership will reduce the governance risk through several measures such as appointing personnel to station at the Target Company.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC, and therefore a connected person of the Company. As such, the Formation of the Partnership constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Formation of the Partnership are more than 0.1% but less than 5%, the Formation of the Partnership is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the Acquisition made by the Company through the Partnership are less than 5%, the Acquisition does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

China Life Capital is a platform for the professional investment management funds involving physical assets, which considers physical assets such as real estate and infrastructures as its investment targets and operates based on the model of private equity fund. China Life Capital obtained the qualification of private equity fund manager from the Asset Management Association of China in September 2016, and the qualification of real estate investment management institution from the CIRC in June 2017.

China Life Properties is primarily engaged in investment management, investment consulting and asset management. China Life Properties is positioned as the general partner of China Life Capital, with an aim to establish private equity funds in the form of limited partnership.

Hollyfield is primarily engaged, through Target Company, in the development, construction and operation of real estate in Hongkou District, Shanghai. It is an indirect wholly-owned subsidiary of Shui On Land Limited (a company listed on the Stock Exchange, stock code: 272). As at the date of this announcement, Hollyfield holds 99% equity interest in the Target Company, through which it holds 99% interest in the Target Assets and the Non-target Assets. Following the completion of the Acquisition, Hollyfield will hold 77.6% equity interest in the Target Company, through which it will hold 49.5% interest in the Target Assets and 99% interest in the Non-target Assets. To the best of the Directors’ knowledge having made all reasonable enquiries, Hollyfield and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	the acquisition by the Partnership from Hollyfield of its 21.4% equity interest in the Target Company, through which the Partnership will obtain 49.5% interest in the Target Assets held by the Target Company

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“China Life Capital”	(China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“China Life Properties”	(China Life Properties Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Formation of the Partnership”	the formation of the Partnership by the Company and China Life Properties in accordance with the Partnership Agreement

“general partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Properties

“Hollyfield”	Hollyfield Holdings Limited, a company incorporated under the laws of Mauritius with limited liability, and an indirect wholly-owned subsidiary of Shui On Land Limited (a company listed on the Stock Exchange, stock code: 272)

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“limited partner”	the partner in the Partnership with limited liability up to the amount of its capital contribution under the Partnership Agreement, being the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“manager”	the entity that provides day-to-day operation and investment management services to the Partnership, being China Life Capital

“Non-target Assets”	all assets, other than the Target Assets, held by the Target Company

“Partnership”	(Shanghai Wansheng Industrial Partnership) (Limited Partnership), a limited partnership established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into between the Company (as the limited partner) and China Life Properties (as the general partner) in respect of the Formation of the Partnership

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Target Assets”	the land use rights corresponding to Lot 10, Lot 3 shopping mall (Hall of the Moon), Lot 6 shopping mall (Hall of the Stars) and phase II shopping mall within the territory of the Rui Hong Xin Cheng Project held by the Target Company, as well as the buildings and projects under construction on the lands

“Target Company”	(Shanghai Rui Hong Xin Cheng Co., Ltd.), a company established under the laws of the PRC with limited liability, which is held as to 99% by Hollyfield as at the date of this announcement

“Transaction”	the Formation of the Partnership and the Acquisition

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 19 December 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie